Exhibit 99.10

CONSENT OF Y. BURO

I hereby consent to the use of my name in connection with the following report and documents, which are being filed as exhibits to and incorporated by reference into the registration statement on Form 40-F of Orezone Resources Inc. (the “Company”) under the United States Securities Act of 1933, as amended, being filed with the United States Securities and Exchange Commission:

1.               Information relating to the mineral resource estimates of the Sega Project in Burkina Faso;

2.               The Technical Report dated February 2008, entitled “The Technical Report on the Mineral Resource of the Bombore I Gold Project,” (the “Bombore Report”);

3.               The Technical Report dated March 2008, entitled “The Technical Report on the Mineral Resource of the Bondigui Gold Project,” (the “Bondi Report”); and

4.               The annual information form of the Company dated March 31, 2008, which includes reference to my name in connection with information relating to the Sega Project, Bombore Report and the Bondi Report, and the properties described therein.

Date: March 31, 2008

/s/ Yves Buro
Name: Yves Buro, Eng.
Title: Project Manager, Met Chem Canada Inc.